Exhibit 4.15

NOTE: CONFIDENTIAL TREATMENT HAS BEEN OBTAINED OR REQUESTED AS TO CERTAIN PORTIONS OF THIS DOCUMENT.  WHENEVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN, SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.

MCKESSON MEDICAL-SURGICAL INC. DISTRIBUTION AGREEMENT

This Distribution Agreement (“Agreement”) is made and entered into as of the 5th day of August, 2005 (“Effective Date”), by and between McKESSON MEDICAL-SURGICAL INC., having its principal place of business at 8741 Landmark Road, Richmond, Virginia 23228 and any affiliated companies designated by McKesson Medical-Surgical Inc. to participate under this Agreement (“Buyer”), and between Candela Corporation, a Delaware corporation, having its principal place of business at 530 Boston Post Road, Wayland, MA 01778-1886 USA (“Seller”).

In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the sufficiency of which is acknowledged by both parties, the parties above agree as follows:

1.             Appointment.  Subject to the terms and conditions set forth herein, Seller appoints Buyer as its exclusive distributor in the United States of all products of Seller set forth on Exhibit A (the “Products”), and Buyer accepts such appointment.  Buyer shall have the right (i) to market, distribute and sell the Products on an exclusive basis in the United States except for the following specialties and markets—hospitals, dermatology, plastic surgery, spa, medispa (any spa employing a medical director), electrology, government organizations, rental companies, third-party resellers and/or Candela Franchise Customers (as defined below) (the restricted area and markets shall be referred to as the “Restricted Territory” and the permitted area and markets of distribution for Buyer shall be referred to as the “Territory”) and (ii) to distribute and sell the Products on a non-exclusive basis in the United States within the Restricted Territory to Buyer’s customers (unless such customers are existing customers of Seller or have already engaged in the sales process with Seller in the previous twelve (12) month period, including but not limited to having expressed interest in Seller’s Product, received a Product demonstration, requested a purchase proposal, received a purchase proposal or quotation from Seller or issued a purchase order) upon Seller’s prior written consent.  Seller agrees that it shall not sell, lease, market or otherwise distribute the Products to any person or entity other than Buyer (including directly to end-user customers) within the Territory other than to market the Products within the Territory on Buyer’s behalf as described in this Agreement.  Such exclusive appointment shall be in effect for a period of three (3) years following the Effective Date (the “Term”) and shall continue automatically in effect for successive terms of one (1) year each until terminated pursuant to the terms of this Agreement or unless either party provides at least ninety (90) days prior written notice to the other party prior to the end of the then current term of its election to terminate the Agreement.  The parties agree that Buyer shall have the right to sell to its customers extended service warranties on the Products, to the extent that Seller offers such extended warranties, provided such extended warranty sale occurs simultaneously with the initial sale of the Product.  “Candela Franchise Customers” mean customers of Candela that do not primarily engage in the practice of medicine, such as Ideal Image.

Commencing on that day which is one hundred days after the Effective Date, Buyer agrees that it shall not purchase, market, distribute or sell similar competing laser and light-based products (limited to any light-based device that is used to provide primarily aesthetic treatment including but not limited to intense pulsed light and LED devices) to Seller’s Products (the “Competing Products”) during the term of this Agreement, provided that such restriction shall not apply and Buyer shall have the right to purchase Competing Products from other vendors without limitation and/or terminate this Agreement if (a) one of the events set forth below occurs and Seller fails to cure the violation or non-compliance described therein within the applicable time period indicated below or (b) one of the events set forth below occurs, but Seller cures each such violation or non-compliance more than one time in any Contract Year

EVENT	CURE PERIOD
Violation of Section 3(a), (e), (f), (h) or (i)	None, other than 3(h(iii) which will have a cure period of 90 days

Violation of Section 3(b), (d) or (g)	45 days

Seller’s failure to meet any Seller obligation under the Plan	30 days

Any Product is defective or not performing due to a manufacturer’s defect or failure to meet specifications	30 days

Any Product fails to meet applicable federal or state legal or regulatory requirements;	60 days

Any Product is subject to allegations or claims of intellectual property infringement or misappropriation of trade secrets and Buyer reasonably believes that its continued sale of the Product will subject Buyer to liability, unless Buyer is fully indemnified for such liability in accordance with Section 11 of this Agreement.
None

Any Product has been recalled and only for such Product and only for such period that Seller has not re-introduced the Product that was subject to the recall (provided such period is no longer than ninety (90) days)
None

In the event Buyer elects to purchase Competing Products hereunder, Seller and Buyer shall each have the right to terminate this Agreement upon ninety (90) days prior written notice to the other party.

2.             Confidential treatment requested for this section.

3.             Representations and Warranties.  Seller represents, warrants and covenants that:

a.             Title to the Products will pass to Buyer free and clear of all third party liens, claims, security interests or other encumbrances.

b.             Seller has manufactured, packaged or is selling the Products to Buyer in compliance with all governing laws, rules and regulations.

c.             The Products do not and will not infringe or violate any validly issued patent, copyright, trademark or other exclusive right (provided that, for purposes of Section 11.1(b), the warranty set forth in this bullet shall read “The Products do not and will not infringe or violate any patent, copyright, trademark or other exclusive right”).

d.             That no food, drug, device or cosmetic constituting, or being part of, any shipment or other delivery now or hereafter made to Buyer or on Buyer’s order by Seller will be adulterated or misbranded within the meaning of the Federal Food, Drug and Cosmetic Act, or within the meaning of any applicable state law in which the definitions of adulteration and misbranding are substantially the same as those contained in the Federal Food, Drug and Cosmetic Act, or will be an article which may not, under the provisions of Sections 404 or 505 of said Act, be introduced into interstate commerce.

e.             That Seller’s terms and conditions of sale are and will be made with a complete understanding of the requirements of the Robinson-Patman Act and that they are not in violation of the provisions of said Act or of any other legislation.

f.              That no article comprising or being part of any shipment or other delivery now or hereafter made to Buyer or on Buyer’s order by Seller will be (a) an article that was originally distributed as a sample not intended for resale; (b) an article that has been obtained from or through persons not lawfully entitled to receive, possess, distribute or resell same; or (c) an article that has been altered, relabeled or repackaged since its initial shipment from the manufacturer or supplier thereof, unless such alteration, relabeling or repackaging was in material compliance with all applicable law.

g.             That each article comprising or being part of any shipment or other delivery now or hereafter made to Buyer or on Buyer’s order by Seller will be manufactured, sold, classified, described, packaged, marked, labeled or shipped in accordance with, and shall conform to, all applicable standards and requirements of the Prescription Drug Marketing Act, the Federal Consumer Products Safety Act, the Federal Hazardous Substances Labeling Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Flammable Fabrics Act, the Fair Labor Standards Act of 1938, the Explosive and Combustible Act of 1960, the Civil Rights Act of 1964, Executive Orders relative to equal employment opportunity, the Fair Packaging and Labeling Act, the Occupational Safety and Health Act of 1970 and the Transportation Safety Act of 1974, as any of same have been or are amended, or any rule or regulation promulgated under any of these above-specified laws.

h.             That neither Seller nor any of its affiliates, employees or contractors providing items to Buyer:  (i) have been convicted of a criminal offense related to healthcare; (ii) are currently excluded, suspended or debarred from participating in any federal healthcare program; (iii) are under investigation (civil or criminal) by any federal or state enforcement, regulatory, administrative or licensing agency; or (iv) are currently listed on the General Services Administration List of Parties Excluded from the Federal Procurement and Non-Procurement Programs.

i.              The Seller shall warrant the Products for a period of one hundred eighty (180) days from the date such Products are delivered to the end-user of such Products or for such longer warranty period as Seller customarily makes available to distributors or end-users of the Products.

Buyer represents and warrants that the execution, delivery and performance of this Agreement by Buyer does not and will not conflict with or violate, and does not and will not result in a breach of any, agreement, license, or any other contract or written instrument related to distribution services for laser and light-based products as defined in Section 1.

4.             Seller’s Duties.  Seller hereby agrees, as long as this Agreement is in effect, as follows:

(a)   Seller shall provide to Buyer free of charge reasonable quantities of literature and other sales material in connection with the Products.  Seller shall keep Buyer well informed of Seller’s promotional activities pertaining to the Products and shall make available to Buyer training programs sponsored by Seller in connection with the Products in accordance with Section 15.  Seller shall offer Buyer the same promotional activities (including without limitation, training, marketing and seminars) and at the same prices, if any, that Seller makes available to any other United States distributor of Seller.

(b)   Seller must provide proof of product liability insurance coverage for all products sold to Buyer.  A Certificate of Insurance evidencing Product Liability Insurance with broad form vendors’ coverage naming Buyer and its subsidiaries as an additional insured must be submitted prior to acceptance as a supplier of Buyer.

Seller shall instruct its insurance agent/broker to complete a Certificate of Insurance and forward it to:

McKesson Medical-Surgical Inc.,
Attn.:	Supplier Management
8741 Landmark Road
Richmond, VA 23228

Seller shall maintain products liability insurance with minimum limits of coverage of Five Million Dollars ($5,000,000) per claim and an aggregate limit of Five Million Dollars ($5,000,000).  The minimum coverage can be combined with an umbrella policy.  Any deductible shall be the responsibility of Seller.

Additional Insurance Requirements:

• Blanket Contractual Liability (including a sole negligence exclusion) insuring Seller’s indemnification obligations (see Section 11 herein).

• Provide thirty (30) days written notice of cancellation or material change in coverage.

• List the name of Seller’s parent company and all subsidiaries/divisions, if any, covered by the policy.

• Seller’s insurance policy shall be primary and not contributory to any insurance or self-insurance maintained by Buyer.

Seller’s policy shall be occurrence based and not “claims made”, provided, however, that in the event Seller can only secure claims-made insurance coverage, Seller represents, covenants, and warrants the following:

(a)   Seller shall continue to renew its product liability insurance for the period of six (6) years subsequent to the expiration date of this Agreement;

(b)   The in-force product liability insurance during the term of this Agreement and the six (6) years subsequent to the expiration of this Agreement shall incorporate the following provisions:

A “Retroactive Date” of on or prior to the Effective Date of this Agreement; and

A 6 year extended reporting option will be placed, if coverage is not renewed, if the option is commercially available.

• Seller’s insurance agent/broker shall mail renewal Certificates of Insurance to Buyer within fourteen (14) days of expiration of the current policy on file to:

McKesson Medical-Surgical Inc.
ATTN:  Supplier Management
8741 Landmark Road
Richmond, VA  23228

(c)   Subject to Section 8 hereof, Seller shall promptly satisfy Buyer’s orders for the Products, to enable Buyer to maintain a supply of the Products sufficient to provide adequate and timely service to Buyer’s Customers as long such orders are consistent with Buyer’s forecasted Product purchase projections as described in Section 15(f).

(d)   Seller’s payment terms are net 30 days.

(e)   When rebates are applicable, Seller shall provide such rebates in accordance with Buyer’s standard rebate policy.

(f)    Based upon mutual agreement of the specific event in question, Seller agrees to provide demonstrations and educational seminars (including responsibility for the travel and living expenses of Seller’s demonstration and training personnel) to Buyer and Buyer’s customers or potential customers, at Buyer’s request.

(g)   At Seller’s sole expense, Seller agrees to provide all of the installation, implementation and training services (including responsibility for the travel and living expenses of Seller’s installation, implementation and training personnel) necessary to enable Buyer’s customer to accept the Product for use in a live, non-testing operational environment within the agreed upon timeframe set forth in the applicable Buyer customer agreement.

5.             Shipment, Risk of Loss and Title.  All shipments of the Product shall be freight pre-paid, F.O.B. Buyer’s designated destination (including a Buyer customer location), unloaded to dock, with risk of loss and title to Products to pass to recipient upon acceptance of delivery by recipient at said destination, unless otherwise directed by Buyer.

6.             Defective Products.  All Products shall be received subject to recipient’s right of inspection and rejection, which shall occur with respect to patent defects within a reasonable period of time after delivery of the Products.  In the event that any of the Products when delivered to recipient do not conform to Seller’s warranties as set forth in Section 3 of this Agreement or are otherwise defective or damaged, recipient shall notify Seller as to such condition promptly upon recipient’s discovery of same, and shall provide Seller with a reasonable opportunity to inspect such Products.  Seller shall either replace, or shall refund the invoice price associated with, any Products which do not conform to Seller’s warranty or are otherwise defective or damaged, upon the return of such Products to Seller.  All transportation charges for the return of such Products shall be paid by Seller.  Payment for the Products prior to inspection by recipient shall not constitute acceptance thereof and is without prejudice to any and all claims that recipient may have against Seller.

7.             Returned Products.

7.1           Pre-authorized Returns for Products in Buyer’s Inventory.  For all Products shipped directly to Buyer for consignment or for Buyer’s inventory (the shipment of which Seller has agreed to), Buyer shall have the right to return the affected Products to Seller and to receive a refund of the invoice price for such Products if: (i) Seller fails to correctly fill any of Buyer’s orders for such Products, or (ii) such Products are discontinued and are unsalable, or (iii) such Products are subject to an injunction or governmental order or regulation which limits the marketability of the Products in any way, or (iv) the marketability of such Products is limited as a result of an act or omission of Seller (including Seller’s notice to cease promoting, marketing, distributing and selling such Products pursuant to Section 11(c)), or (v) such Products are returnable without authorization pursuant to any written agreement between Buyer and Seller.  Unless otherwise agreed, Buyer shall return all Products to Seller by Seller’s catalog and/or lot numbers.  All transportation charges resulting from the return of Products pursuant to this Subsection 7.1 shall be paid by Seller.

7.2           Returns for Products from Customers.  With respect to any Products that are shipped directly to a Buyer customer, Buyer shall have the right to return the affected Products to Seller and to receive a refund of the invoice price for such Products if: (i) Seller fails to correctly fill any of Buyer’s orders for such Products, or (ii) as of the date the Product is shipped, such Products are subject to an injunction or governmental order or regulation which limits the permitted use of the Products in any way.  Unless otherwise agreed, Buyer shall return all Products to Seller by Seller’s catalog and/or lot numbers.  All transportation charges resulting from the return of Products pursuant to this Subsection 7.2 shall be paid by Seller.

8.             Excusable Delays.  Seller shall not be charged with any liability for delay or non-delivery of the Products when due to a Force Majeure Event.  Seller shall give Buyer written notification of any delay due to such Force Majeure Event.  Within thirty (30) days after receipt of any such notification from Seller, Buyer shall instruct Seller in writing that the portion of Buyer’s order affected by such delay is either (i) affirmed, and the time for performance extended for as many days as such causes actually retard deliveries; or (ii) terminated.  Buyer shall not be charged with failure to meet its Targeted Product Sales when due to a Force Majeure Event.  Buyer shall give Seller written notification of any delay due to such Force Majeure Event.  A “Force Majeure Event” shall mean any act of God or the public enemy, compliance with any applicable foreign or domestic governmental regulation or order, riots, labor disputes, unusually severe weather or any other cause beyond the reasonable control of the affected party.  In the event the Force Majeure Event does not terminate or the affected party does not resume its obligations hereunder within thirty (30) days of the written notification to the other party of the delay, the non-affected party may elect to terminate this Agreement without penalty.

9.             Taxes.  If Seller’s prices do not include taxes arising from the sale, delivery or use of the Products for which Seller may be held responsible for collection of payment, either on its own behalf or that of Buyer, then such taxes (other than income or excess profit taxes) shall be paid by Buyer to Seller upon Seller’s demand.

10.           Use of Buyer’s Name.  Buyer, at its option, may arrange for Seller to affix, or Buyer may affix, Buyer’s name, address and telephone number to Seller’s packaging or literature so long as the affixed material does not obliterate or obscure any information placed thereon by Seller.  Nothing in this Agreement shall give Seller any rights to Buyer’s name or identity.

11.           Indemnification.

11.1         Seller’s Indemnification.  Seller agrees:

(a)           To defend, indemnify and hold Buyer harmless against any claims, liability or expense incurred by Buyer, including reasonable counsel fees, and compensatory, multiple, exemplary and punitive damages, and fines (the “Buyer Losses”), alleged to have arisen through the purchase, use, sale, distribution, consumption or recall of Seller’s products, whether involving a defect in the product, its labeling or packaging, unless and until it is proven to be due to Buyer’s negligent handling of the products after shipment by Seller.   In any proceeding brought to enforce Seller’s obligations under this Section 11 the prevailing party shall be entitled to recover reasonable attorneys’ fees.   Seller agrees that the laws of Virginia shall apply to any such proceeding, and agrees to submit to the jurisdiction of the federal and state courts in Henrico County, Virginia, in any action brought pursuant to this paragraph.   Seller expressly waives all claims of lack of personal jurisdiction and inconvenient forum in any such proceeding brought before that court.

(b)           To defend, indemnify and hold Buyer harmless against any claims, liability or expense , including reasonable counsel fees, arising through any asserted violations of Seller’s warranties, representations and covenants herein, unless and until it is proven to be due to Buyer’s negligent handling after shipment by Seller.

(c)           If Buyer’s or any end user’s use of any Product is, or in Seller’s reasonable opinion is likely to be, enjoined due to a claim of infringement or misappropriation of a third party intellectual property right, then Seller may request that Buyer cease promoting, selling, marketing or distributing the affected Product by providing Buyer with written notice to such effect (with a copy to Buyer’s law department) and, upon such occurrence, either party may terminate this Agreement.  Seller’s obligation to indemnify Buyer hereunder shall cease with respect to any such infringement or misappropriation claim to the extent Buyer’s Losses are due to Buyer’s failure to cease promoting, selling, marketing or distributing the affected Product immediately after receipt of Seller’s written notice prohibiting such activity.

11.2         Buyer’s Indemnification.  Buyer agrees to defend, indemnify and hold Seller harmless against any claims, liability or expense incurred by Seller, including reasonable counsel fees, and compensatory, multiple, exemplary and punitive damages, and fines (the “Seller Losses”), brought by a third party resulting from (i) a breach by Buyer of Buyer’s warranty under Section 3 of this Agreement, or (ii) Buyer’s negligent handling of the Products after shipment by Seller, or (iii) Buyer’s failure to cease promoting, selling, marketing or distributing the affected Product upon receipt of written notice from Seller as described in Section 11.1(c), to the extent the Seller Losses are incurred as a result of such failure.

12.           Termination.  Either party hereto may terminate this Agreement as provided elsewhere in this Agreement and as follows:

(a)   Upon ten (10) days written notice to the other party, in the event that the other party: (i) shall fail to perform any of the obligations in this Agreement (unless such failure is caused by a material act or omission by the other party) and such failure shall continue for a period of thirty (30) days after written notice thereof; or (ii) shall become insolvent, file a voluntary petition under any law relating to bankruptcy or insolvency, or shall become unable to pay its debts when due.

(b)   Following the termination of this Agreement by either party and in the event Buyer has Products in its inventory with Seller’s authorization, Buyer shall have the right to sell (i) any remaining inventory of the Products or, at Seller’s option, Seller may within thirty (30) days from the date of termination, repurchase, at Buyer’s cost, Buyer’s remaining inventory of Products (“Remaining Inventory”).  If Seller does not repurchase the Remaining Inventory as provided above, then Buyer shall remain an authorized distributor of Seller’s Products until all of the Remaining Inventory is sold by Buyer and Seller shall support Buyer’s efforts to sell the Remaining Inventory.

(c)   Buyer Lead and Customer Protection.  For the six (6) month period subsequent to termination or expiration of this Agreement, the parties agree that Seller shall not, directly or indirectly, market, sell, or distribute any Product to, or in any way initiate discussions with, any Interested Customer.  An “Interested Customer” shall mean a customer or potential customer of Buyer that had expressed interest in acquiring a Product (whether such interest was expressed through a request for a purchase proposal, receipt of a quotation from Buyer, or the issuance of a purchase order) prior to the termination or expiration date of this Agreement.  A list of such “Interested Customers” shall be provided to the Seller at the time of termination with evidence of those customers fulfilling the requirements of “Interested Customers” as defined above.

13.           Confidentiality.

(a)           Confidential Information.  As used herein, “Confidential Information” shall mean any information relating to the business of the disclosing party which the disclosing party has marked as “confidential,” designated as confidential in this Agreement or, in the case of oral information, has identified as confidential in writing to the receiving party within thirty (30) days of disclosure.  Notwithstanding the foregoing, information which is orally or visually disclosed to the receiving party by the disclosing party, or is disclosed in writing without an appropriate letter, proprietary stamp or legend, shall constitute Confidential Information if it would be apparent to a reasonable person, familiar with the disclosing party’s business and the industry in which it operates, that such information is of a confidential or proprietary nature, the confidentiality of which is important to the disclosing party.  The pricing and pricing terms in this Agreement and any other agreement between Seller and a McKesson Corporation company shall be deemed “Confidential Information” of McKesson.  Notwithstanding anything to the contrary in this Section 13, Confidential Information shall not include:

i.              information that is approved for public release by the written authorization of the disclosing party;

ii.             information that was disclosed to the receiving party by a third party having the legal right to make such disclosure, or which the receiving party can establish was in its lawful possession prior to its receipt thereof from the disclosing party;

iii.            information that is in the public domain prior to the receiving party’s receipt thereof from the disclosing party, or which subsequently becomes a part of the public domain other than by the receiving party’s negligence or wrongful act; or

iv.            information that the receiving party can establish was independently developed without breach of this Agreement or use of Confidential Information.

(b)           Non-disclosure.  Each party:  (i) shall not disclose Confidential Information of the other party to any third party without first obtaining the express written permission of the disclosing party (other than to a subcontractor engaged to perform some or all of the services hereunder, which subcontractor shall be bound by substantially similar confidentiality provisions); (ii) shall use Confidential Information of the other party only as is necessary to fulfill its obligations pursuant to this Agreement and with respect to Buyer to provide distribution services to its customers; and (iii) shall limit such disclosure to any of its officers, employees or agents on a need-to-know basis for purposes of fulfilling its obligations under this Agreement and with respect to Buyer to provide distribution services to its customers.  Notwithstanding the foregoing, Confidential Information of the other party may be disclosed pursuant to a subpoena or court order, provided that the receiving party gives prompt notice to the disclosing party that it intends to make such disclosure so that the other party can take any appropriate steps it deems necessary to limit the extent of such disclosure or to seek protection of such disclosure.

(c)           Effect of Termination.  Upon termination of this Agreement, each party shall return to the other party or destroy any Confidential Information of the other party and provide a written verification of such return or destruction.  Each party’s obligation to maintain the confidentiality of Confidential Information shall survive for a period of three (3) years following expiration or termination of this Agreement.  The receiving party may retain one (1) copy of Confidential Information for its legal archives, provided that such Confidential Information shall remain subject to the provisions of this Agreement unless and until the Confidential Information is returned to the disclosing party.

14.           Literature/Catalog Program.  Seller shall provide to Buyer’s sales representatives adequate Product catalogs, Product literature, and Product matrix charts comparing the Products with competing product lines to enable Buyer’s sales representatives to present the Product to its customers.

15.           Additional Duties.

(a)   Seller Qualified Personnel.  Seller agrees to maintain a sufficient and qualified sales force to support the sales effort of Buyer in the Territory.  Seller further agrees to maintain the necessary and qualified field service and clinical personnel to support the on-going operation of the Products sold by Buyer to its customers.

(b)   Seller Training.  Seller will train the designated Buyer personnel at mutually agreed upon times.  The costs of such trainings shall be mutually agreed upon by the parties.  The parties agree to participate in MDSI’s EOL1.  The fees and costs associated with the production and implementation of an EOL training module shall be mutually agreed upon by the parties, provided that Seller will receive those discounts Buyer negotiates on behalf of Seller for Seller’s EOL training module.  To enable Seller to conduct training and education for Buyer personnel on the Products, Buyer agrees to invite Seller to participate in applicable national, regional, and local meetings, at Seller’s cost, and to attend AVP conference calls.  Buyer agrees to cause its applicable sales managers to participate in active on-site Product training with the applicable Seller representatives.

(c)   Marketing.  Seller and Buyer agree to jointly support and invest in efforts to promote Products.  These marketing efforts include, but are not limited to: (i) Buyer sales representative compensation for Product sales, (ii) quality literature and sales tools, (iii) advertising, (iv) national and regional sales meetings, (v) telesales efforts, (vi) conventions, (vii) workshops, (viii) lead generation, (ix) sales tracking information and (x) Product discounts.  Such marketing efforts (including designation of the responsible party) will be documented and agreed to by the parties at the beginning of each Contract Year.

(d)   Mutual Plan.  At least ninety (90) days prior to the commencement of any Contract Year (and immediately after the Effective Date for the first Contract Year), Seller and Buyer shall mutually agree upon a plan (the “Plan”) that describes in detail each party’s obligations for the subsequent Contract Year pursuant to Sections 4(a), (b), (c), (f), (g) and 15(a), (b) and (c) of the Agreement (by way of example only, a plan that provides a detailed description of Seller’s obligation to maintain sufficient and qualified sales force and a detailed description of what constitutes Buyer’s obligation to undertake telesales efforts).

(e)   Liaison.  Both parties agree to identify an initial point of contact at each party to discuss any contractual or Product issues, and to initiate the resolution of such issues.

(f)    Confidential treatment requested for this section.

16.   Miscellaneous.

(a)   The relationship between the parties hereto shall be that of independent contracting parties.  Under no circumstances will either party hereto act or attempt to act, or represent itself, directly or indirectly, as an agent of the other party hereto except as contemplated herein.

(b)   This Agreement and the transactions provided for herein are to be governed by and construed in accordance with the laws of the State of New York without any presumption or construction against the party causing this Agreement to be drafted.

(c)   This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.  No subsequently delivered invoice, purchase order, acknowledgment, confirmation, standard terms and conditions or similar document, whether submitted in writing, electronically, or via fax, containing terms inconsistent herewith shall be effective to amend or modify this Agreement unless such document expressly states the intention to do so and is signed by both parties hereto.

(d)   This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.  This Agreement may not be assigned in whole or in part by either party hereto, except with the written consent of the other party, which consent may not be unreasonably withheld; and

(e)   All notices, requests, demands and other communications called for or contemplated herein shall be made in writing and shall be deemed to have been duly given when personally delivered, when sent to Buyer’s President with a copy to the Law Department and mailed by certified mail return receipt requested or by overnight mail with a recognized national carrier to the address shown on the first page of this Agreement, or such other address as the party may designate in writing, or when transmitted to the other party by facsimile.

By signing below, the Seller’s representative acknowledges that Buyer’s Distribution Agreement terms and conditions have been read, understood and that Seller will comply with all of the terms and conditions and policies and procedures outlined in this document, as amended or supplemented from time to time by Buyer.

The information and representations provided herein by Seller are correct and apply to all merchandise, whether ordered from Seller, Seller’s agents, subsidiaries or divisions and may be relied and acted upon by Buyer and its subsidiaries or divisions engaged in the distribution of medical-surgical or pharmaceutical products.  This Distribution Agreement does not constitute an order and no orders are issued by Buyer or any of Buyer’s distribution centers, except on regular numbered order blanks.  The contract resulting from the issuance of such orders and acceptance thereof by Seller for products Seller now or hereafter distributes through Buyer shall be deemed to incorporate and be made in consideration of Seller’s undertakings in this document.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

(“Buyer”)	(“Seller”)
MCKESSON MEDICAL-SURGICAL INC.	CANDELA CORPORATION

By:	By:

Title:	Title:

Date:	Date:

EXHIBIT A

Confidential treatment requested for this section.

EXHIBIT B

Confidential treatment requested for this section.